Filed by FoxHollow Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: FoxHollow Technologies, Inc.

Commission File No.: 000-50998

From: Duke Rohlen

Sent: Friday, August 10, 2007 6:08 PM

To: FoxHollow

Subject: FoxHollow Company Update 8/10/07

Hello FoxNation,

Greetings from Sun Valley! I’ve just spent the day listening to the details of so many exciting initiatives we are supporting for SilverHawk, and absorbing physician feedback and perspective on treating PAD patients. I am so proud of what we have accomplished, and what we are working on for the future, as we move towards becoming something even more impactful through the FHT-ev3 merger. On that note, let me provide you with a weekly integration planning update.

On Tuesday and Wednesday of this week, we held the first integration planning sessions just down the road from FoxHollow HQ, with FHT, ev3, and Bain teams all in attendance, including the following:

FHT team

Duke Rohlen (President, Strategic Operations)

Kevin Cordell (SVP, Global Sales)

Mike Ennen (VP, Global Marketing)

Bill Olson (VP, Corporate Development)

Jack Dombroski (Senior Director, Sales Operations)

Jessica Hanover (Senior Director, Strategy)

ev3 team

Jim Corbett (President & CEO)

Pat Spangler (CFO)

Stacy Enxing Seng (President, Cardio Peripheral division)

Greg Morrison (VP, Human Resources)

John Schellhorn (VP, Cardio Peripheral Marketing)

Paul Sanders (VP, US Sales)

Ann Hickey (Director, Business Development)

Bain team

Matthew Collier (Partner)

Hanna Benfield (Manager)

This collective group has now created several Tasks Forces, each led by a combination of ev3 and FHT stakeholders. These Task Forces will be working over the next week to identify key integration planning issues that must be addressed in a timely manner. The next objective for the Task Forces will be to create timelines and milestones for their focus issues, and we will be meeting again as a group sometime in the next few weeks to confirm these timelines. As I mentioned last Friday, many FHT leaders beyond the core team outlined above (from R&D, Operations, Clinical, Regulatory, Quality, Finance, IT, etc.) will be directly involved in these efforts – this will be critical to our success! Expect to hear more from me on Task Force activity as we go forwards.

We’ve had a lot of great news this week – solid quarterly performance, RockHawk on track for 2007 FDA approval, and conditional IDE approval from the FDA for NightHawk. I can sense the passion amongst our Sun Valley physician visitors, and I know they will be impressed with our growing SilverHawk line and the enhanced clinical benefit. Once again, FoxHollow and ev3 remain separate entities until the merger is closed – so attention should remain focused on our key objectives:

•	SilverHawk – hitting our sales numbers and supporting our marketing programs and physician relationships

•	Product launches – 2007 launches include EXL, RockHawk, LS/LX-M

•	Recruitment and Retention

Keep up the great work, and thanks for your continued efforts as we focus on the physician and the patient. Have a great weekend – in Idaho, California, or wherever you call home!

Duke

Duke Rohlen

FoxHollow Technologies (NASDAQ: FOXH)

740 Bay Road

Redwood City, CA 94063-2469

(p) 650-421-8655

(f) 650-421-8781

drohlen@foxhollowtech.com

Forward-Looking Statements

This communication contains “forward-looking statements” about ev3 and FoxHollow within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, product launches in 2007, regulatory approval of FoxHollow products, statements about the benefits of the business combination transaction involving ev3 and FoxHollow, including the potential synergies and cost savings and the timing thereof, future financial and operating results, the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning and any other statements that are not historical facts. Such forward-looking statements are based upon the current beliefs and expectations of ev3’s and FoxHollow’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of ev3 and FoxHollow. Actual results may differ materially from the results anticipated in these forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of

FoxHollow stockholders to approve the transaction; the competitive environment; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of ev3 and FoxHollow may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including physicians, providers and distributors. Additional factors that could cause ev3’s and FoxHollow’s results to differ materially from those described in the forward-looking statements can be found in ev3’s and FoxHollow’s Annual Reports on Form 10-K for the year ended December 31, 2006, and ev3’s Quarterly Report on Form 10-Q for the quarter ended July 1, 2007 and FoxHollow’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, which are filed with the Securities and Exchange Commission and available at the SEC’s web site at www.sec.gov. The information set forth herein speaks only as of the date hereof, and ev3 and FoxHollow disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.

Important Additional Information for Investors and Stockholders

This communication is being made in respect of the proposed business combination involving ev3 and FoxHollow. In connection with the proposed transaction, ev3 intends to file with the SEC a registration statement on Form S-4, containing an information/proxy statement-prospectus and other relevant materials and each of ev3 and FoxHollow plan to file with the SEC other documents regarding the proposed transaction. The final information/proxy statement-prospectus will be mailed to the stockholders of ev3 and FoxHollow. INVESTORS AND SECURITY HOLDERS OF EV3 AND FOXHOLLOW ARE URGED TO READ THE INFORMATION/PROXY STATEMENT-PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EV3, FOXHOLLOW AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and the information/proxy statement-prospectus (when available) and other documents filed with the SEC by ev3 and FoxHollow at the SEC’s web site at www.sec.gov. Free copies of the registration statement and the information/proxy statement-prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to ev3, Attention: Investor Relations Dept., telephone: (763) 398-7000; or at ir@ev3.net or to FoxHollow, Attention: Investor Relations Dept., telephone (650) 421-8449, or at investorrelations@foxhollowtech.com. In addition, investors and security holders may access copies of the documents filed with the SEC by ev3 on ev3’s website at www.ev3.net, and investors and security holders may access copies of the documents filed with the SEC by FoxHollow on FoxHollow’s website at www.foxhollowtech.com.

ev3, FoxHollow and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of FoxHollow in respect of the proposed transaction. Information regarding ev3’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 14, 2007 and the proxy statement for ev3’s 2007 Annual Meeting of Stockholders, filed with the SEC on April 16, 2007. Information regarding FoxHollow’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 13, 2007 and the proxy statement for FoxHollow’s 2007 Annual Meeting of Stockholders, filed with the SEC on April 30, 2007. If and to the extent that any of the ev3 or FoxHollow participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits will be described in the definitive information/proxy statement-prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of ev3’s and FoxHollow’s directors and executive officers in the merger by reading the definitive information/proxy statement-prospectus when it becomes available.

3